AUSTRIAN AIRLINES

02 DEC -2 AM 8:15

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970



SUPPL

Vienna, 19 November, 2002

Our Ref. EFP | Phone/Extension 0043 5 1766 3328 | Fax 0043 5 1766 3333

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Ref.: Rule 12g3-2(b) File No. 82-4970

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

T:\efp_kk\compliance\sec-musterbrief.doc

Rule 12g3-2(b) File No. 82-4970

AUSTRIAN AIRLINES GROUP

Ad-hoc Release

November 19, 2002

RESTRUCTURING MOVES INTO OVERDRIVE IN THIRD QUARTER

Results trend and balance sheet for first three quarters of 2002 (according to IAS)

The Austrian Airlines Group achieved a positive result (EBIT) of EUR 61.8m (2001: EUR -16.0m) in the period from January to September. The Group's profit before tax (PBT) was EUR 35.6m, compared to EUR -75.0m in the previous year. Despite the fact that the number of available seats was reduced by 2.3 % (available seats on scheduled services were down by 9.4 %), the passenger volume of the Austrian Airlines Group for the first nine months of 2002 increased by 1.6 % to 6,841,313 passengers carried. Vagn Soerensen, Chief Executive Officer of the Austrian Airlines Group, made the following statement at this interim stage of his restructuring programme: "We have been working to implement long-term restructuring measures in operations and to make ongoing improvements in profitability and corporate value, and are currently fully on course to do precisely that. Such a powerful interim result has also enabled the Group to reduce its liabilities by EUR 136.3m. This has massively increased our ability to overcome crises and our options for future action."

Significant improvement in result

The Group strongly improved its result in the first nine months of the year. EBITDAR reached EUR 377.6m, compared to EUR 205.8m in the first nine months of 2001.

After falling to a level of EUR -16.0m the previous year, the Group's EBIT bounced back to reach EUR 61.8m. Profit before tax in the first three quarters of 2002 was EUR 35.6m, following EUR -75.0m for the same period in 2001.

Thomas Kleibl, Chief Financial Officer of the Austrian Airlines Group, expanded upon the revision of the results forecast for the full year: "Our robust traffic performance in the third quarter, associated gains in market share and positive effects on income have enabled us to revise our forecast for the year upwards to between EUR 35m and 40m (EBIT). It is because passenger volume in the airline industry is traditionally lower in the fourth quarter that the budgeted annual result is below the actual result for the first three quarters of the year. If we are to continue implementing a lasting turnaround at the Austrian Airlines Group, we must maintain the strictest possible cost discipline and real dynamism in fine-tuning our business model. We achieved our strong result out of the operational business, since exchange rate gains of EUR 87.6m were offset by aircraft depreciations of EUR 72.8m." being.

Summary of Austrian Airlines Group result in first three quarters of 2002

		1-9 / 2002	1-9 / 2001	+/- %
Revenue	EURm	1,673.5	1,634.2	2.4
EBITDAR adjusted [1]	EURm	290.3	207.0	40.2
EBITDAR	EURm	377.6	205.8	83.5
EBIT adjusted [2]	EURm	47.3	–19.3	–
EBIT	EURm	61.8	–16.0	–
Profit before tax adjusted [2]	EURm	13.2	–80.1	–
Profit before tax	EURm	35.6	–75.0	–
Cash flow from operating activities	EURm	428.2	157.8	–
Passengers carried		6,841,313	6,735,596	1.6
Passenger load factor (scheduled services)	%	71.4	70.7	0.7P.

1) Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date

2) Adjusted for profits from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft

Cash flow from operating activities increased again

Following lasting improvements in operating business and changes in working capital (due to increased provisions for liabilities arising from flight documents sold and not yet used), cash flow from operating activities increased sharply from EUR 157.8m last year to EUR 428.2m.

Cost-cutting measures continue according to plan

Operating expenses in the reporting period reached EUR 1,780.6m, that is EUR 80.5m or 4.7 % above those for the comparable period last year. The increase is essentially the result of depreciations on the reporting date in the value of aircraft awaiting sale; when adjusted to account for such effects, expenses were down by EUR 12.9m. Production cutbacks led to a significant reduction in expenses, particularly in the area of variable costs. The implementation of personnel cost savings continues according to plan. The Group-wide voluntary salary waiver of 8 % was implemented for a period of one year as at 01.01.2002 and 01.03.2002 respectively. By the end of September, 850 of the 968 planned job cuts had been made, bringing additional savings of 7 % of personnel costs.

Flight revenue improved strongly despite reduced capacity

Despite significantly reduced production (–2.3 % in total available seat kilometers and –9.4 % in available seat kilometers on scheduled services) flight revenue increased by 3.1 % to EUR 1,554.2m. Other revenue fell due to a 6.1 % reduction in income from aircraft leasing. Total revenue increased by 2.4 % or EUR 39.3m to reach EUR 1,673.5m. The operating revenue of the Austrian Airlines Group rose from EUR 1,684.1m the previous year to EUR 1,842.4m in 2002.

The Austrian Airlines Group is on course to continue the improvements already made in the area of operations. The positive structural consequences were a result of the reduction in long haul capacities in favour of short and medium haul production with higher yields.

Offensive marketing and product strategy proves a lasting success

The strategic reorientation of the production programme launched in the 2002 summer schedule enabled the Group to improve the connection quality of its network by 23 % (number of possible connections) and to increase market share at its Vienna hub from 61.2 % to 66.2 % (Group passengers as a percentage of total scheduled and charter passengers using Vienna Airport).

Chief Commercial Officer Dr. Josef E. Burger made the following statement on the continuing marketing offensive: "By tightly managing capacity, making structural improvements to our route programme and taking action more rapidly and flexibly, we have succeeded in raising our yield and winning additional market share on routes in Western and Eastern Europe and Asia. As a result, our overall performance has been strongly above the industry average during the key summer months. I have no doubt this situation will continue."

Consolidation of the regional flight segment was completed in October, as Rheintalflug was integrated into Tyrolean Airways. The repositioning of the regional flight segment as part of the scheduled flight programme is one of the central planks in the development of a new brand architecture for the Austrian Airlines Group, due to be presented at the beginning of 2003. Both plans will serve to develop the market presence of the Austrian Airlines Group more clearly, and to realise the Production Company Concept more consistently in terms of its external visual presence.

Dr. Josef E. Burger had the following to say about the Group's ongoing innovations in the fare sector: "Our new fare concepts for domestic flights, regional traffic to Germany, traffic between Vienna and Altenrhein and Switzerland, and flights to Belgium and the Netherlands are beginning to take effect. Both our business clientele and holiday travellers are welcoming the new concepts. This is just the beginning, however – we shall not stop innovating. The Austrian Airlines Group intends to meet the new competition in the airline industry head on!"

Marketing of overcapacities

Total investment volume in the first three quarters of 2002 was 216.3m, that is 29.8 % or EUR 92.0m lower than in the comparable period in 2001. Based on non-alterable, long-term purchase agreements, one Canadair RJ, one Dash 8, one Boeing 737 and one Boeing 777 have been newly integrated into the fleet since the beginning of the year. Other aircraft deliveries originally planned for 2002 have been postponed by an average of one to two years, in intensive negotiations with manufacturers Currently existing overcapacity is either being reduced where possible or will be profitably deployed again once markets have recovered.

By October 2002, concrete agreements had been concluded for the sale of one Challenger CL600, two Dash 8 and one Boeing 737. One Boeing 737, three Dash 8 and two business jets of the Learjet 60 type are currently leased out. Chief Operations Officer Dr. Walter Bock made the following comment on the current market position: "The market for used aircraft remains sluggish, however, the excellent condition of our fleet is an invaluable asset for possible further aircraft sales and leasing."

Karl Knezourek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

Rückfragehinweis / For further information: Johannes DAVORAS / Johann JURCEKA - Konzernkommunikation / Corporate Communications, AUSTRIAN AIRLINES GROUP / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, www.aua.com / www.austrianairlines.com.

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications für / for Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

ad-02-18e (erg3qu02).doc

Letter to Shareholders

January– September 2002

Rule 12g3-2(b) File No. 82-4970

The Austrian Airlines Group at a glance

		1-9/2002	1-9/2001	+/- %
Revenue	EURm	1,673.5	1,634.2	2.4
EBITDAR adjusted [1]	EURm	290.3	207.0	40.2
EBITDAR	EURm	377.6	205.8	83.5
EBIT adjusted [2]	EURm	47.3	–19.3	[illegible]
EBIT	EURm	61.8	–16.0	[illegible]
Profit before tax adjusted [2]	EURm	13.2	–80.1	[illegible]
Profit before tax	EURm	35.6	–75.0	[illegible]
Cash flows from operating activities	EURm	428.2	157.8	[illegible]
Passengers carried		6,841,313	6,735,596	1.6
Passenger load factor (scheduled services)	%	71.4	70.7	0.7P.

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date
2 Adjusted for profits from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft


AUSTRIAN AIRLINES GROUP

Highlights

- Significant reduction in capacity (ASK on scheduled services: −9.4 %)
- Transfer of production from long to short and medium haul routes
- Marketing of surplus aircraft capacity
- Staff agree to measures for reduction of salary costs
- Gains in market share on European and Asian routes
- Rheintalflug integrated into Tyrolean Airways
- Strong improvement in EBIT from EUR −16.0m to EUR 61.8m
- Profit before tax rises from EUR −75.0m to EUR 35.6m

Contacts

Investor Relations
Karl H. Knezourek
Phone: ++43 (0)5 1766 – 3642
Fax: ++43 (0)5 1766 – 3333
E-Mail: investor.relations@aua.com
Internet: http://www.aua.com

Communications
Hannes Davoras
Phone: ++43 (0)5 1766 – 1230
Fax: ++43 (0)1 688 65 26
E-Mail: public.relations@aua.com

Austrian Airlines Head Office
1107 Wien, Fontanastraße 1
Phone: ++43 (0)5 1766 – 0
Fax: ++43 (0)1 688 55 05
Internet: http://www.aua.com

Dear Shareholders,

Following the events of September 11th, the Austrian Airlines Group – the entire aviation industry, in fact – continues to find itself in a serious position. The development since the beginning of this year, however, has been entirely in line with our expectations. The Austrian Airlines Group has continued to make lasting improvements in the area of operations. Despite significantly reduced production (total available seat kilometers: −2.3 %, on scheduled services: −9.4 %), flight revenue demonstrated a rising trend (+3.1 %). Expenses fell when adjusted to account for extraordinary aircraft depreciations and exchange rate valuations at the reporting date. Liabilities reported in the balance sheet were also reduced considerably by EUR 136.3m.

In the nine months to September 2002, the Austrian Airlines Group generated an EBIT of EUR 61.8m (2001: EUR −16.0m) and a profit before tax of EUR 35.6m (2001: EUR −75.0m) respectively.

The company generated the best traffic results in its history in the third quarter of 2002, a development reflected in similarly strong revenues. Based on this surprisingly strong traffic performance, further market share gains in the third quarter and satisfactory advance bookings for the remaining months of the year, the Austrian Airlines Group has raised its forecast for the result from operating activities (EBIT) to between EUR 35m and 40m.

At this stage of our turnaround programme, we intend to continue increasing our long-term profitability and corporate value in 2003. To achieve this, we shall go on reducing costs and raising revenues through our offensive marketing campaign.

By building on the confidence of our customers and commitment of our employees, we shall achieve our objectives.

Vagn Soerensen   Walter Bock   Josef Burger   Thomas Kleibl

Business Trends

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2001.

Increase in revenue

Despite a sharp reduction in overall production (ASK: −2.3 %), the flight revenue of the Austrian Airlines Group increased by 3.1 % to EUR 1,554.2m. Other revenue fell by 6.1 % due to a reduction in income from aircraft leasing. In total, revenue improved by EUR 39.3m or 2.4 % to EUR 1,673.5m. As a result, the Austrian Airlines Group is fully on course with its improvements already launched in the area of operations. A structural effect resulted from the reduction in long haul capacity in favour of short and medium haul services with higher yields. Selected fare increases also contributed to the rise in yields.

Exchange rate valuations of foreign currency liabilities at the reporting date provided other operating income. As a result, the operating revenue of the Austrian Airlines Group increased to EUR 1,842.4m from EUR 1,684.1m in the comparable period last year.

Slight increase in expenditure

Operating expenses as at 30 September 2002 were EUR 1,780.6m, an increase of 4.7 % or EUR 80.5m on the previous year. This increase is essentially due to provisions for aircraft awaiting sale, made in accordance with IAS 36 (Impairment). When adjusted to account for such effects, expenses were in fact down by EUR 12.9m. The reduction in staff numbers is continuing according to plan.

Strong improvement in result

The result for January to September 2002 improved sharply on the comparable period last year. The EBITDAR reached EUR 377.6m, a rise of EUR 171.8m against the previous year. The EBIT rose by EUR 77.8m to EUR 61.8m, following a result of EUR −16.0m last year. Profit before tax was EUR 35.6m, compared to EUR −75.0m the previous year.

The Austrian Airlines Group generated the best traffic results in its history in the third quarter of 2002, a development reflected in similarly strong income. Based on these surprisingly strong traffic statistics, further market share

gains in the third quarter and satisfactory advance bookings for the remaining months of the year, the Austrian Airlines Group has raised its forecast for the result from operating activities (EBIT) to between EUR 35m and 40m.

Increase in cash flows from operating activities

Due to the strong result from operating activities and changes in the working capital (mainly caused by a strong increase in provisions for unearned transportation revenues arising from flight documents sold and not yet used), cash flows from operating activities increased sharply from EUR 157.8m last year to EUR 428.2m.

Marketing of surplus capacities

Investments in the first nine months of the year totalled EUR 216.3m, a 29.8 % reduction (EUR 92.0m) on the comparable period in 2001. Based on non-alterable, long-term purchase agreements, one Canadair RJ, one Dash 8, one Boeing 737 and one Boeing 777 have been newly integrated into the fleet since the beginning of the year. Other aircraft deliveries originally planned for 2002 have been postponed by an average of one to two years, in agreement with manufacturers. Currently existing overcapacity is either being reduced where possible or will be profitably deployed again once markets have recovered. By October 2002, concrete agreements had been concluded for the sale of one Challenger CL600, two Dash 8 and one Boeing 737. One Boeing 737, three Dash 8 (with a purchasing option) and two Learjet 60 aircraft are currently leased out.

IAS Statement of Changes in Shareholders' Equity

Shareholders' Equity as at 31.12.2000	EURm	698.6
Dividends	EURm	–10.3
Net loss	EURm	–78.4
Shareholders' Equity as at 30.9.2001	EURm	609.9

IAS Statement of Changes in Shareholders' Equity

Shareholders' Equity as at 31.12.2001	EURm	529.1
Dividends	EURm	–
Net profit	EURm	35.1
Repurchase of own shares	EURm	–14.8
Shareholders' Equity as at 30.9.2002	EURm	549.4

Segment Reporting

Under IAS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Capacity on **scheduled services** was reduced sharply in the nine months from January to September as it was adjusted to changed demand. Production was transferred from long haul to short and medium haul routes. Due to ongoing product improvements, the Austrian Airlines Group gained market share, particularly in European and Asian traffic. Available seat kilometers fell by 9.4 %, while revenue passenger kilometers declined by 8.5 %. As a result, the passenger load factor increased by 0.7 percentage points, reaching 71.4 %. The number of passengers carried remained constant in comparison to last year at 5,523,906. On scheduled services, revenue reached EUR 1,341.5m, following a figure of EUR 1,335.4m for the previous year (+ 0.5 %). The EBIT for the scheduled service segment was EUR 47.4m, an improvement of EUR 66.2m on the same period the previous year (EUR −18.8m).

In the **charter service segment**, production increased compared to the preceding year due to a combination of new business and the transferral of former scheduled services to charter operation. Available seat kilometers (+36.8 %) and revenue passenger kilometers (+41.5 %) both increased markedly. Revenue in this segment totalled EUR 212.7m, against EUR 171.7m the previous year. The EBIT rose from EUR −2.7m to EUR 11.4m.

The **complementary services segment** (which includes catering, Travel Value Shops, third party handling and aircraft leasing) recorded revenues of EUR 119.3m (−6.1 %) in the reporting period. This translates into an EBIT of EUR 3.0m, following EUR 5.5m the preceding year.

Taken by **geographical segment**, Western Europe and Australia reported double-digit growth in terms of passenger numbers. Scheduled services to the Middle East and other long haul services suffered strong falls, although the company was able to increase the passenger load factor due to capacity adjustments. In the charter area, Turkey, Greece and Spain were the holiday destinations of choice. Leisure business from Switzerland continued to develop extremely positively.

Austrian Airlines on the Capital Market

Strong share price recovery in October

Following its collapse at the end of last year, the Austrian Airlines share price initially made a strong recovery in the first half of 2002. With the uncertainty that set in on world stock exchanges from July onwards, however, the Austrian Airlines share once again declined in value. In October, following the announcement of strong traffic trends in the third quarter of the year, the share price rose strongly again. On 6 November, the Austrian Airlines share price closed at EUR 7.69, after beginning the year at a level of EUR 7.80.

Repurchase of own shares completed successfully

The repurchase of five percent of the company's own shares, which was approved by the General Meeting of Shareholders as part of a wider Stock Option Programme, was successfully completed at the beginning of July this year.

Investor Relations – comprehensive information for the financial community

At times of far-reaching change such as these, an active and transparent information policy towards the financial community is of particular importance. It is for this reason that the Investor Relations strategy of Austrian Airlines is designed to offer openness and clarity. Management recently provided European institutional investors with wide-ranging information about the development and perspectives of the Austrian Airlines Group at a number of roadshows organised by the company. As part of an information event held at the end of August, private shareholders had the opportunity to find out more about the progress of the corporate restructuring directly from the Board of Management.

Financial Calender

Preliminary Results 2002/Forecast 2003	12 December 2002

AUSTRIAN AIRLINES GROUP

January–September 2002

IAS Consolidated Balance Sheet

EURm Assets	30.9.2002	31.12.2001	+/– %
Aircraft	2,725.2	2,798.1	–2.6
Other tangible and intangible assets	173.4	184.2	–5.9
Financial assets	299.2	378.1	–20.9
Other non-current assets and deferred tax assets	226.6	137.0	65.4
Non-current assets	3,424.4	3,497.4	–2.1
Inventories and trade receivables	342.1	363.3	–5.8
Short-term investments and cash	275.2	297.0	–7.3
Total assets	**4,041.7**	**4,157.7**	**–2.8**
Shareholders' equity and liabilities			
Shareholders' equity	549.4	529.1	3.8
Minority interests	2.4	2.4	0.0
Non-current liabilities	2,503.4	2,647.4	–5.4
Current liabilities	986.5	978.8	0.8
Total shareholders' equity and liabilities	**4,041.7**	**4,157.7**	**–2.8**

IAS Consolidated Income Statement

EURm		1–9/2002	1–9/2001	+/– %
Flight revenue		1,554.2	1,507.1	3.1
Other revenue		119.3	127.1	–6.1
Revenue		1,673.5	1,634.2	2.4
Other operating income and changes in inventories[1]		168.9	49.9	[illegible]
of which profit from the disposal of fixed assets		0.3	6.9	[illegible]
Operating revenue		1,842.4	1,684.1	9.4
Expenses for materials and services excl. rentals		970.3	1,011.0	–4.0
Personnel expenses		297.8	314.1	–5.2
Other operating expenses[2]		196.7	153.2	28.4
EBITDAR		377.6	205.8	83.5
EBITDAR adjusted[3]		290.3	207.0	40.2
Depreciation and amortisation[4]		247.2	169.6	45.8
Rentals		68.6	52.2	31.4
EBIT		61.8	–16.0	[illegible]
EBIT adjusted[5]		47.3	–19.3	[illegible]
Financial result		–26.2	–59.0	55.6
of which profit from the disposal of financial assets		9.1	1.8	[illegible]
Profit before tax		35.6	–75.0	[illegible]
Profit before tax adjusted[5]		13.2	–80.1	[illegible]
Net profit/net loss		35.1	–78.4	[illegible]
Basic earnings per share	EUR	1.05	–2.31	[illegible]
Diluted earnings per share	EUR	1.03	–	[illegible]

IAS Cash Flow Statement

		1–9/2002	1–9/2001	+/– %
Cash flows from operating activities	EURm	428.2	157.8	–
Investments and downpayments	EURm	216.3	308.3	–29.8

Key Market Figures

		1–9/2002	1–9/2001
Reuters code		AUAV.VI	
Share price High	EUR	10.52	16.52
Share price Low	EUR	5.89	8.10
Share price (end of period)	EUR	5.89	8.49
Market Capitalization (end of period)	EURm	200.3	288.7
Turnover on Vienna Stock Exchange	EURm	130.2	151.9

Employees

	1–9/2002	1–9/2001	+/– %
Average	7,396	8,020	–7.8
End of period	7,340	8,101	–9.4

1 Inclusive of profits from exchange rate valuations at the reporting date (2002: EUR 122.7m, 2001: EUR 10.9m)
2 Inclusive of losses from exchange rate valuations at the reporting date (2002: EUR 35.1m, 2001: EUR 19.0m)
3 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date
4 2002: Inclusive of depreciation of EUR 72.8m according to IAS 36 (Impairment),
2001: Inclusive of revaluation at the reporting date of EUR 4.5m according to IAS 16
5 Adjusted for profits from the disposal of assets, for exchange rate valuations at the reporting date and revaluations of aircraft

Traffic Statistics (scheduled and charter traffic)

Scheduled traffic		1–9/2002	1–9/2001	+/– %
Passengers carried		5,523,906	5,528,731	–0.1
Block hours		179,557	183,208	–2.0
Revenue passenger kilometers	(000)	10,319,288	11,281,532	–8.5
Available seat kilometers	(000)	14,447,467	15,948,168	–9.4
Passenger load factor	in %	71.4	70.7	0.7 P.
ATK	(000)	1,977,839	2,216,632	–10.8
RTK	(000)	1,376,545	1,439,345	–4.4
Load factor	in %	69.6	64.9	4.7 P.
Freight tons		86,241	87,047	–0.9
Charter				
Passengers carried		1,317,407	1,206,865	9.2
Block hours		34,212	30,693	11.5
Available seat kilometers	(000)	3,942,037	2,882,011	36.8
Total				
Passengers carried		6,841,313	6,735,596	1.6
ATK	(000)	2,472,400	2,535,508	–2.5
RTK	(000)	1,722,675	1,663,714	3.5